SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 22, 2013 re TAT Technologies Reporting Fourth Quarter and Full Year 2012 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Fourth Quarter and Full Year 2012 Results

GEDERA, Israel, Friday, March 22, 2013 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and twelve month periods ended December 31, 2012.

Financial Highlights:

TAT announced revenues of $23.0 million and a net income of $0.4 million for the three months ended December 31, 2012 compared to revenues of $23.4 million with a net income of $0.1 million for the three months ended December 31, 2011 - an increase of approximately $0.3 million in net income.

During the fourth quarter of 2012, revenues were impacted by (i) the decrease in revenues in the Heat Transfer Services and Products segment; (ii) similar revenues in the OEM of Heat Management Solutions segment; (iii) similar revenues in the OEM of Electric Motion Systems segment; partially offset by (iv) the increase in revenues in the MRO Services for Aviation Components segment.

Revenue breakdown by the operating segments for the three month and twelve month periods ended December 31, 2012 and 2011 was as follows:

	Three Months Ended December 31,
	2012		2011		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited
Revenues
OEM of Heat Management Solutions	$8,311	36.1%	$8,424	36.0%	(1.3)%
Heat Transfer Services and Products	7,167	31.1%	7,638	32.7%	(6.2)%
MRO services for Aviation Components	5,776	25.1%	5,343	22.8%	8.1%
OEM of Electric Motion Systems	3,092	13.4%	3,103	13.3%	(0.4)%
Eliminations	(1,307)	(5.7)%	(1,118)	(4.8)%	16.9%
Total revenues	$23,039	100.0%	$23,390	100.0%	(1.5)%

	Twelve Months Ended December 31,
	2012		2011		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited
Revenues
OEM of Heat Management Solutions	$31,032	35.3%	$30,020	35.2%	3.4%
Heat Transfer Services and Products	27,709	31.5%	27,603	32.3%	0.4%
MRO services for Aviation Components	22,442	25.5%	20,146	23.6%	11.4%
OEM of Electric Motion Systems	10,007	11.4%	11,658	13.6%	(14.2)%
Eliminations	(3,268)	(3.7)%	(4,030)	(4.7)%	(18.9)%
Total revenues	$87,922	100.0%	$85,397	100.0%	3.0%

For the twelve months ended December 31, 2012, TAT announced revenues of $87.9 million with a net loss of $1.5 million compared to revenues of $85.4 million with net loss of $1.0 million for the same period ended December 31, 2011 - an increase of 3.0% in revenues along with a $0.05 million increase in reported net loss. The net loss reported for the twelve month period ended December 31, 2012 is the result of a $1.0 million impairment charge of goodwill, recorded in the second quarter of 2012, in TAT’s OEM for Electric Motion Systems operating segment and a $3.3 million impairment charge, also recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS. The net loss reported for the twelve month period ended December 31, 2011 was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these impairment charges net income for the twelve month period ended December 31, 2012, was $2.8 million compared to net income of $2.6 million for twelve month period ended December 31, 2011 - an increase of 10%.

During the twelve months of 2012, revenues were impacted by the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems operating segment significantly decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Mr. Itsik Maaravi, TAT’s President & CEO commented:

“The results of 2012 reflect the trend of continuing improvement Year over Year as we again increased revenues and gross margins compared to 2011 and 2010. These improvements are attributed to the increase in our marketing and sales efforts during 2011 and 2012 as well as to our rigorous and continuing activity in improving our production efficiency.

Increasing fuel costs continue to impact the commercial airline business environment by reducing airline profitability and offsetting the positive impact of growing air traffic. As a result, airlines are likely to defer MRO activities and utilize existing stock rather than maintaining inventory levels. On the other hand, we continue to witness positive indications from commercial OEMs in the aerospace industry that increase backlog of new airplanes and/or airborne platforms/systems. The defense market however continues to show weakness and is impacted by budget constraints in various countries, primarily in the USA.

We are encouraged by our ability to maintain a steady growth in our key businesses in spite of the adverse impacts of the trends described above. The weakness in the defense market which is also relevant to the OEM of Electric Motion Systems operating segment resulted in a decrease of our revenues and gross margins in this segment compared to 2011.

We continue to focus on our core capabilities and believe that our efforts will sustain the trend of improved performance for in 2013.

We are continuing to preserve a strong balance sheet with limited liabilities, strong working capital and sufficient financial assets to support the growth of our operations”.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	December 31,	December 31,
	2012	2011
ASSETS

Current Assets:
Cash and cash equivalents	$16,581	$26,232
Short-term bank deposits	10,048	-
Marketable securities at fair value	-	1,900
Short-term restricted deposits	2,307	954
Trade accounts receivable (net of allowance for doubtful accounts of $376 and $190 at December 31, 2012 and 2011, respectively)	20,930	20,621
Other accounts receivable and prepaid expenses	4,468	6,479
Inventories, net	33,031	31,303

Total current assets	87,365	87,489

Long-term assets:
Long-term restricted deposits	-	2,300
Investment in affiliated company	1,264	5,020
Funds in respect of employee right upon retirement	3,318	2,859
Long-term deferred tax	2,535	3,669
Property, plant and equipment, net	12,910	12,939
Goodwill, net	-	1,042

Total Long-term assets	20,027	27,829

Total assets	$107,392	$115,318

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	3,274	4,916
Trade accounts payables	5,373	5,073
Other accounts payable and accrued expenses	7,057	6,835

Total current liabilities	15,704	16,824

Long-term liabilities:
Long-term loans, net of current maturities	1,116	4,420
Other long-term liabilities	-	86
Liability in respect of employee rights upon retirement	3,815	3,414
Long-term deferred tax liability	1,490	1,413

Total long-term liabilities	6,421	9,333

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at December 31, 2012 and 2011; Issued: 9,073,043 shares at December 31, 2012 and 2011; Outstanding: 8,798,570 and 8,815,003 shares at December 31, 2012 and 2011, respectively	2,790	2,790
Additional paid-in capital	64,410	64,402
Treasury stock, at cost, 274,473 and 258,040 shares at December 31, 2012 and 2011, respectively	(2,088)	(2,018)
Accumulated other comprehensive loss	(897)	(1,036)
Retained earnings	18,249	22,232
Total TAT Technologies Ltd. shareholders' equity	82,464	86,370
Noncontrolling interest	2,803	2,791

Total equity:	85,267	89,161

Total liabilities and equity	$107,392	$115,318

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Revenues:
OEM of Heat Management Solutions	$8,311	$8,424	$31,032	$30,020
Heat Transfer Services and Products	7,167	7,638	27,709	27,603
MRO services for Aviation Components	5,776	5,343	22,442	20,146
OEM of Electric Motion Systems	3,092	3,103	10,007	11,658
Eliminations	(1,307)	(1,118)	(3,268)	(4,030)
	23,039	23,390	87,922	85,397

Cost and operating expenses:
OEM of Heat Management Solutions	6,256	6,270	23,105	22,660
Heat Transfer Services and Products	4,925	5,801	19,671	20,173
MRO services for Aviation Components	4,996	4,973	18,694	17,882
OEM of Electric Motion Systems	2,464	2,524	8,043	9,388
Write down of inventory and impairment charges of long lived assets	-	-	-	5,763
Eliminations	(1,212)	(1,127)	(3,281)	(3,884)
	17,429	18,441	66,232	71,982
Gross Profit	5,610	4,949	21,690	13,415

Research and development costs, net	313	143	1,152	786
Selling and marketing expenses	830	958	3,426	3,439
General and administrative expenses	3,233	2,939	11,487	10,949
Other expenses (income)	(1)	(44)	9	(169)
Impairment of goodwill	-	-	1,015	-
	4,375	3,996	17,089	15,005
Operating income (loss)	1,235	953	4,601	(1,590)

Financial expenses	(577)	(630)	(2,229)	(2,203)
Financial income	560	296	2,048	1,823
Gain from dilution of interests in affiliated company	-	-	-	240

Income (loss) before income taxes	1,218	619	4,420	(1,730)

Taxes on income (benefit)	309	363	2,205	(316)

Net income (loss) after income taxes	909	256	2,215	(1,414)

Share in results of affiliated company and impairment of share in affiliated company	(540)	(119)	(3,756)	331
Net income (loss)	369	137	(1,541)	(1,083)
Net loss (income) attributable to Noncontrolling interest	(8)	(20)	58	53
Net income (loss) attributable to TAT Technologies Ltd. shareholders	$361	$117	$(1,483)	$(1,030)

Earning per share
Basic and diluted net income (loss) per share attributable to controlling interest	$0.04	$0.01	$(0.17)	$(0.12)

Weighted average number of shares – basic and diluted	8,798,570	8,815,003	8,808,075	8,815,003

Management’s Discussion and Analysis of Financial Condition and Results of Operations Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Heat Transfer Services and Products; (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components; and (iv) OEM of Electric Motion Systems.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily include the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motors and motion applications for airborne and ground systems.

Three months ended December 31, 2012 compared with three months ended December 31, 2011

Revenues. Total revenues for the three months ended December 31, 2012, were $23.0 million compared to $23.4 million for the three months ended December 31, 2011, a moderate decrease of 1.5%. This reflects (i) the decrease in revenues in the Heat Transfer Services and Products segment; (ii) similar revenues in the OEM of Heat Management Solutions segment; (iii) similar revenues in the OEM of Electric Motion Systems segment; partially offset by (iv) the increase in revenues in the MRO Services for Aviation Components segment.

Cost of revenues. Cost of revenues was $17.4 million for the three months ended December 31, 2012 compared to $18.4 million for the three months ended December 31, 2011, a decrease of 5.5%. This reflects (i) the decrease in cost of revenues in the Heat Transfer Services and Products operating segment, which is primarily attributable to the decrease in revenues and the decrease in payroll costs; (ii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, attributable to the increase in exchange rates between the U.S. dollar and the Israeli Shekel; and (iii) similar cost of revenues in the MRO Services for Aviation Components and in the OEM of Heat Management Solutions operating segments.

Cost of revenues as a percentage of revenues decreased to 75.6% for the three months ended December 31, 2012, compared to 78.8% for the three months ended December 31, 2011. This decrease is primarily attributable to product mix with higher margin products sold during the quarter and lower rate of fixed production costs in the MRO Services for Aviation Components and in the Heat Transfer Services and Products operating segments, along with similar margins in the OEM of Heat Management Solutions and in the OEM of Electric Motion Systems operating segments.

Research and development, net. Research and Development expenses were $0.31 million for the three months ended December 31, 2012, compared to $0.14 million for the three months ended December 31, 2011, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.4% for the three months ended December 31, 2012, compared to 0.6% for the three months ended December 31, 2011. TAT expects to continue to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.83 million for the three months ended December 31, 2012, compared to $0.96 million for the three months ended December 31, 2011. This was primarily attributable to the decreased expenses in the MRO Services for Aviation Components operating segment, attributable to a decrease in payroll costs and agent commissions, while selling and marketing expenses in the other operating segments – the OEM of Heat Management Solutions operating segment, the Heat Transfer Services and Products operating segment and the OEM of Electric Motion Systems operating segment - for the three months ended December 31, 2012 were similar to the three months ended December 31, 2011.

Selling and marketing expenses as a percentage of revenues were 3.6% for the three months ended December 31, 2012, compared to 4.1% for the three months ended December 31, 2011. TAT does expect to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $3.2 million for the three months ended December 31, 2012, compared to $2.9 million for the three months ended December 31, 2011. This was impacted by the increased expenses in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, which is primarily attributable to the increase in professional services costs, along with similar general and administrative expenses in the OEM of Heat Management Solutions and in the OEM of Electric Motion Systems operating segments, for the three months ended December 31, 2012.

General and administrative expenses as a percentage of revenues were 14.0% for the three months ended December 31, 2012, similar to 12.6% for the three months ended December 31, 2011.

Operating income. For the three months ended December 31, 2012, TAT reported an operating income of $1.2 million compared to an operating income of $1.0 million for the three months ended December 31, 2011, an increase of 30%. This reflects the increase in operating income in the Heat Transfer Services and Products operating segment, in the MRO Services for Aviation Components operating segment and in the OEM of Electric Motion Systems operating segment; partially offset by the moderate decrease in operating income in the OEM of Heat Management Solutions operating segment.

Financial expenses. Financial expenses for the three months ended December 31, 2012, were $0.6   million, similar to financial expenses of $0.6 million for the three months ended December 31, 2011. Financial expenses during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, and from interest payments on short-term credit and long-term loans.

Financial income. Financial income for the three months ended December 31, 2012, was $0.6   million, compared to $0.3 million for the three months ended December 31, 2011. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in fair value of unrealized hedging transactions profits as of the quarter's end and from interest received on short-term investments.

Taxes on income. Taxes on income for the three months ended December 31, 2012, were $0.3 million, compared to $0.4 million for the three months ended December 31, 2011. Taxes on income for the three months ended December 31, 2012, were impacted by (i) the decrease in tax expenses in the OEM of heat management solutions operating segment, mainly due to accelerated depreciation under the Law for the Encouragement of Capital Investments and the increase in exchange rates between the U.S. dollar and the Israeli Shekel; (ii) the increase in tax benefit in the MRO Services for Aviation Components operating segment; partially offset by the (iii) increase in pre-tax income in the Heat Transfer Services and Products operating segment; and (iv) the decrease in tax benefit in the OEM of Electric Motion Systems operating segment.

Share in Results of affiliated company. TAT recognized a loss of $0.5 million from its approximately 30% interest in FAvS’ for the three months ended December 31, 2012 compared to income of $0.1 million for the three months ended December 31, 2011. TAT have not recognized any losses from the impairment charges recorded by FAvS with respect to its discontinued operations as it already recognized an impairment of its interest in FAvS on June 30, 2012 (see further below).

Net income attributable to noncontrolling interest. TAT recognized an immaterial net income attributable to noncontrolling interest for the three months ended December 31, 2012 and 2011. In both periods net income attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income attributable to controlling interest. TAT recognized a net income of $0.4 million for the three months ended December 31, 2012 compared to net income of $0.1 million for the three months ended December 31, 2011.

Twelve months ended December 31, 2012 compared with the twelve months ended December 31, 2011

Revenues. Total revenues were $87.9 million for the twelve months ended December 31, 2012, compared to $85.4 million for the twelve months ended December 31, 2011, an increase of 3.0%. This reflects the increase in revenues in all our significant operating segments - the OEM of Heat Management Solutions segment, the Heat Transfer Services and Products segment and the MRO Services for Aviation Components segment; while revenues in the OEM of Electric Motion Systems operating segment significantly decreased due to growing weakness in the relevant defense markets. This decrease is a continuation of the decrease in revenues this segment had experienced during 2011.

Cost of revenues. Cost of revenues was $66.2 million for the twelve months ended December 31, 2012 similar to the cost of revenues for the twelve months ended December 31, 2011 (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter). This reflects (i) the decrease in cost of revenues in the Heat Transfer Services and Products operating segment which is primarily attributable to decreased material costs; (ii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is primarily attributable to the decrease in revenues in this operating segment; partially offset by (iii) the increase in cost of revenues in the OEM of Heat Management Solutions operating segment and in the MRO Services for Aviation Components operating segment, which is primarily attributable to the increase in revenues in these operating segments.

Cost of revenues as a percentage of revenues was 75.3% for the twelve months ended December 31, 2012, compared to 77.5% for the twelve months ended December 31, 2011 (excluding  a $5.76 million write down of inventories and impairment charges of long lived assets recorded in the 2011 third quarter). This decrease is primarily attributable to (i) product mix with higher margin products sold during this period along with lower rate of fixed production costs in the MRO Services for Aviation Components (partially effected by the sale of inventory items that were impaired in approximately $0.6 million in previous years) and in the OEM of Heat Management Solutions operating segments; (ii) product mix with higher margin porducts in the Heat Transfer Services and Products operating segment; and (iii) similar cost of revenues as a percentage of revenues in the OEM of Electric Motion Systems operating segment.

Write down of inventory and impairment of long lived assets. For the twelve months ended December 31, 2011, charges under this item were $5.46 million attributable to a write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation and $0.3 million attributable to impairment of intangible asset ‘Customer Relations’ in the OEM of Electric Motion Systems operating segment.

Research and development, net. Research and Development expenses were $1.2 million for the twelve months ended December 31, 2012, compared to $0.8 million for the twelve months ended December 31, 2011, an increase of 46.6%, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.3% for the twelve months ended December 31, 2012 compared to 0.9% for the twelve months ended December 31, 2011. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $3.4 million for the twelve months ended December 31, 2012, similar to $3.4 million for the twelve months ended December 31, 2011. This was impacted by (i) the increased expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to increased payroll costs, commissions and exhibition expenses; (ii) similar expenses in the Heat Transfer Services and Products operating segment; offset by (iii) the decreased expenses in the MRO Services for Aviation Components operating segment, attributable to decreased payroll costs, commissions and exhibition expenses; and (iv) the decreased expenses in the OEM of Electric Motion Systems operating segments, primarily attributable to a decrease in exhibition expenses.

Selling and marketing expenses as a percentage of revenues were 3.9 % for the twelve months ended December 31, 2012, similar to 4.0% for the twelve months ended December 31, 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $11.5 million for the twelve months ended December 31, 2012, compared to $10.9 million for the twelve months ended December 31, 2011, an increase of 4.9%. The increase in general and administrative expenses was impacted by (i) the increased expenses in the MRO Services for Aviation Components operating segment primarily attributable to a provision recorded for doubtful debt in the first quarter and to a decrease in FAvS’ participation in certain operating expenses; (ii) the increased expenses in the Heat Transfer Services and Products operating segment, primarily attributable to the increase in payroll costs and employee related expenses; partially offset by (iii) the decreased expenses in the OEM of Heat Management Solutions operating segment primarily attributable to decreased payroll costs; and (iv) the decreased expenses in the OEM of Electric Motion Systems operating segment attributable to the increase in exchange rates between the U.S. dollar and the Israeli Shekel.

General and administrative expenses as a percentage of revenues were 13.1% for the twelve months ended December 31, 2012, compared to 12.8% for the twelve months ended December 31, 2011.

Impairment of Goodwill. During the twelve months ended December 31, 2012, the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment. This was based on an impairment test performed by the Company, with the assisstance of an independent appraisal.

Operating income (loss). For the twelve months ended December 31, 2012, TAT reported operating income of $5.6 million compared to operating income of $4.2 million for the twelve months ended December 31, 2011 (excluding the above mentioned impairment charge of goodwill recorded in 2012 second quarter and non-recurring write down of inventories and impairment charges of long lived assets recorded in 2011 third quarter), an increase of 35%. The increase in operating income is attributable to (i) the increase in operating income in the OEM of Heat Management Solutions operating segment; (ii) the increase in operating income in the MRO Services for Aviation Components operating segment; (iii) the decrease in operating loss in the OEM of Electric Motion Systems operating segment; partially offset by (iv) the moderate decrease in operating income in the Heat Transfer Services and Products operating segment.

Financial expenses. Financial expenses for the twelve months ended December 31, 2012 were $2.2 million, similar to $2.2 for the twelve months ended December 31, 2011. Financial expenses during the twelve months ended December 31, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, realized losses from hedging transactions, bank fees and interest payments on short-term credit and long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2012 was $2.0 million, compared to $1.8 million for the twelve months ended December 31, 2011. Financial income during the twelve month period ended on December 31, 2012 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, change in fair value of unrealized hedging transactions profits, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received on short-term investments.

Taxes on income. Taxes on income for the twelve months ended December 31, 2012, amounted to $2.2 million, compared to a tax benefit of $0.3 million for the twelve months ended December 31, 2011. Taxes on income for the twelve months ended December 31, 2012, were impacted by (i) the turn to pre-tax income incurred in 2012 from pre-tax loss incurred in 2011 in the MRO Services for Aviation Components operating segment; partially offset by (ii) the decrease in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to the  adoption of a new tax regulation under the Law for the Encouragement of Capital Investments in 2011; (iii) the decrease in pre-tax income in the Heat Transfer Services and Products operating segment; and (iv) similar tax expense in the OEM of Electric Motion Systems operating segment.

Share in Results of affiliated company. TAT recognized a loss of $0.45 million from its approximately 30% interest in FAvS’s results for the twelve months ended December 31, 2012 compared to income of $0.3 million for the twelve months ended December 31, 2011.

Impairment of share in affiliated company. During the twelve months ended December 31, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS. This was based on an impairment test performed by the Company, with the assitance of an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized net loss of $0.1 million attributable to noncontrolling interest for the twelve months ended December 31, 2012, similar to the net loss attributable to noncontrolling interest for the twelve months ended December 31, 2011. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net loss attributable to controlling interest. TAT recognized net loss of $1.5 million for the twelve months ended December 31, 2012 compared to net loss of $1.0 million for the twelve months ended December 31, 2011. The net loss reported for the twelve months ended December 31, 2012 is the result of a $1.0 million impairment charge of goodwill, recorded in the second quarter of 2012, in TAT’s OEM for Electric Motion Systems operating segment and the $3.3 million impairment charge, also recorded in the second quarter of 2012, with respect to TAT’s investment in FAvS. The net loss reported for the twelve months ended December 31, 2011 was the result of a $5.76 million (before taxes) write down of inventories and impairment charges of long lived assets ($3.61 million, net of taxes). Excluding these impairment charges net income for the twelve month period ended December 31, 2012, was $2.8 million compared to net income of $2.6 million for twelve month period ended December 31, 2011 - an increase of 10%.

Liquidity and Capital Resources

As of December 31, 2012, TAT had cash and cash equivalents and short-term bank deposits of $26.6 million and restricted cash of $2.3 million (such restricted cash was released on March 18, 2013, see further below under “Disposal of API by FAvS”) , which equals $28.9 million of financial assets, compared with cash and cash equivalents $26.2 million, marketable securities of $1.9 million and restricted cash of $3.3 million, which equals $31.4 million of financial assets as of December 31, 2011. Financial assets, net of debt were $24.5 million in December 31, 2012 compared to $22.0 million in December 31, 2011

On May 21, 2012, TAT’s Board of Directors approved a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934.  The plan was for a period of 6 months (subject to extension) and provided for the purchase of shares in an aggregate amount of up to $0.5 million U.S. dollars. Such plan replaced and superseded a prior repurchase plan approved by TAT’s Board of Directors on February 21, 2012. On November 21, 2012, the term of such stock repurchase plan ended. As of such date, the Company had purchased 16,433 shares for approximately $70 thousands (average of $4.29 per share) constituting less than 0.1% of TAT’s issued shares.

On November 6, 2012, the Company made a prepayment of $775 thousands, on account of loans in the total original amount of $6.25 million received by the Company from an Israeli bank. The loans’ balance prior to the prepayment was $3.3 million, following which its remaining balance was $2.5 million.

Grant of options

Following the approval of TAT's Audit committee and Board of Directors, on June 28, 2012, the Company’s shareholders approved a plan (the “Plan”) to grant up to 380,000 options (“Options”) to purchase Ordinary shares, 0.9 NIS par value, of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.5 per share. The Options vest over a three-year period (one-third each year), but the vesting of 50% of the Options is subject, in addition, to certain minimum shareholders' equity during a period of 4 years from the grant date. On August 21, 2012, pursuant to the Plan, TAT’s Board of Directors approved the grant of 330,000 Options, which were granted on October 4, 2012 (out of which 45,000 options were forfeited on October 30, 2012 and additional 40,000 were forfeited on January 16, 2013).

Election of a new Chairman of the Board of DIrectors

At a meeting of the Board of Directors of the Company held on March 19, 2013, Mr. Zeev Birnboim was elected as the new Chairman of the Board of Directors, to serve in such capacity until the 2013 Annual General Meeting of the Company, expected to be held by the end of June.

Change of Control – Update

On March 15, 2013 the receiver of the Company’s shares held by its previously controlling shareholders announced a tender to purchase such shares. Persuant to the tender all proposals to aquire such shares must be submitted no later than April 18, 2013. Finalization of such sale would result in a change of control of TAT.

Disposal of API by FAVS

On March 18, 2013 FAvS sold 97% of the stock of API, one of its subsidiaries, for a total purchase price of $16.5 million, out of which $15.9 million were used to repay debt. The sale resulted in FAvS retaining a 3% equity interest in the API business.

The transaction resulted in a loss from discontinued operations and write-down of the API business of $11.5 million which is included in the FAvS loss for the year ended December 31, 2012. On June 30, 2012, as a result of certain indications of impairment, TAT performed an impairment test on its investment in FAvS and as a result recorded an impairment charge of $3.3 million on its investment in FAvS (which relates to API as well and approximates its share in the abovementioned write-down). TAT also recorded its share in the losses of FAvS for the year ended on December 31, 2012 in the amount of $0.5 million.

Simultaneously with the transaction FAvS paid-off its Term Loan in the amount of $4 million thereby releasing the Letter of Credit provided by TAT to secure such loan. Accordingly the restricted deposit associated with the above Letter of Credit, was released as well.

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: March 22, 2013